SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                         Bovespa (São Paulo)   AMBV4 – Preferred
                                                               AMBV3 – Common
                                             NYSE (New York)     ABV – Preferred
                                                                ABVc – Common

                AMBEV ANNOUNCES RENEWAL OF SHARE BUYBACK PROGRAM

São Paulo,  April 24, 2003 – Companhia  de Bebidas das  Américas – AmBev  [NYSE:
ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world’s  fifth  largest  brewer and
Brazil’s  leading  beverage  company,  announces  that its  Board  of  Directors yesterday  approved the renewal of its R$200 million  buyback  program of common and preferred shares announced on January 23, 2003.

The current  program is valid for another  period of 90 days in accordance  with
CVM (Brazilian Securities and Exchange Commission) Instruction 10/80. Should the
total amount used to acquire shares be below the established limit over the next
90 days,  the Board of Directors  may continue to renew the buyback  program for successive 90-day periods.

Over the next 90 days, AmBev may repurchase up to 239,384,641  common shares and
1,635,896,173  preferred shares,  representing 6.65% and 7.67% of the respective free float in each class (i.e.  3,601,645,480  common shares and  21,331,530,445 preferred  shares).  Since  January 23, 2003 the  company  acquired  238,995,371 shares totaling R$115 million.

Through the renewal of the share buyback program and, upon  completion,  through the  frequent  issuance  of new  buyback  programs,  AmBev  keeps its  policy of continuously  enhancing  shareholder  value by combining an efficient use of its strong cash flow generation with a wise management of its capital structure,  as evidenced by its investment  grade rating in local currency.  After investing in core activities that increase profits to shareholders,  the Company also remains
committed  in  returning  cash  to  shareholders   through  share  buybacks  and
dividends.  In  2002,  AmBev  repurchased  R$337  million  worth of  shares  and dividends  paid  totaled  R$335  million,  evidencing  the  Company’s  long-term strategy of returning excess cash to investors.

Issuance of Put Options

The  program  to issue put  options  for each  class of shares of AmBev was also renewed in accordance with CVM  Instructions  290/98 and 291/98,  respecting the limits set for the overall program.

In  compliance  with  Article 2 of CVM  Instruction  290/98,  the  volume of put options issued  multiplied by their respective  strike prices may not exceed 30%
of the revenue and capital  reserve  balance sheet  accounts.  Also, this amount plus the aggregate amount of cash share repurchases is limited to R$200 million.

The amount of shares to be kept in treasury  may not surpass the  equivalent  of
10% of the  float of each  share  class,  in  compliance  with  article 3 of CVM
Instruction 10/80, modified by CVM Instruction 268/97.

  For additional information, please contact the Investor Relations Department:

              Tobias Stingelin                  Alexandre Saddy
             (5511) 2122-1415                  (5511) 2122-1414
             acts@ambev.com.br                 acars@ambev.com.br

                                WWW.AMBEV-IR.COM

Our  investor  web  site  has   additional   company   financial  and  operating
information,  as well as  transcripts  of conference  calls.  Investors may also
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company presentations and events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.